

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Via E-mail

Jason A. Dubchak
Vice President, Corporate Secretary and General Counsel
Niska Gas Storage Partners LLC
1001 Fannin Street, Suite 2500
Houston, TX 77002

> **Re: Niska Gas Storage partners LLC**
> **Registration Statement on Form S-3**
> **Filed June 17, 2011**
> **File No. 333-174988**

Dear Mr. Dubchak:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file all required exhibits, including you legal opinions, in a timely manner so that we may have time to review them before you request that your registration statement become effective. In this regard, since the registration statement must include an indenture for each series of debt being offered, please amend your registration statement to file the form of indenture for each series of debt before your registration statement becomes effective.

Information We Incorporate by Reference, page ii

2. Please revise to include the Form 8-K filed on June 10, 2011.

Material U.S. Tax Consequences of Ownership of Debt Securities, page 73
Material Canadian Federal Income Tax Consequences of Ownership of Debt Securities, page 74

3. Please revise your disclosure to provide a general discussion of the U.S. and Canadian tax consequences of ownership of debt securities. This basic discussion is required even though we understand that you will discuss the specific tax consequences in future prospectus supplements.

Selling Unitholder, page 79

4. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by the Unitholder. For guidance, please consider Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located on our website at www.sec.gov.

5. In accordance with Item 507 of Regulation S-K, please revise your disclosure to clarify whether the selling Unitholder had any position, office or other material relationship with the registrant or any of its predecessors or affiliates within the last three years.

6. Given the large number of common shares being offered by an affiliate of the registrant relative to the number of shares outstanding held by non-affiliates, the resale offering by that affiliate appears to be on behalf of the registrant. If true, please revise your disclosure to indicate that that is the case and to name the selling Unitholder as an underwriter under the Securities Act of 1933. If you disagree, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.

7. Please clarify whether the selling Unitholder is a registered broker-dealer or affiliate of a broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling Unitholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me (202) 551-3264 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Legal Branch Chief

cc: Mike Rosenwasser, Esq.
        Vinson & Elkins LLP